

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

November 6, 2008

Via U.S. Mail

Ms. Andrea Worsley, President
Lifestyle Choice Meals, Inc.
112 North Curry Street
Carson City, Nevada 89703

> **Re: Lifestyle Choice Meals, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed October 24, 2008**
> **File No. 333-150586**

Dear Ms. Worsley:

We have reviewed your response letter dated October 24, 2008, and the amended filing, and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 2 to Form S-1 filed October 24, 2008

Front Cover of the Registration Statement

1.   It appears that you are relying on Rule 415 of the Securities Act to conduct the offering. Please check the appropriate box to reflect your reliance on Rule 415.

Cover Page

2.   Please revise the disclosure in this section and in Plan of Distribution on page 16 to specify that, consistent with Rule 415(a)(2), the offering will not extend beyond two years.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Carmen Moncada-Terry at (202) 551-3687 or me at (202) 551-3611 with any questions.

                                        Sincerely,

                                        Anne Nguyen Parker
                                        Branch Chief

cc: A. N. Parker
        C. Moncada-Terry

        Via Facsimile
        Andrea Worsley
        (403) 366-6820